KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$432	$251
Add:
Fixed charges Services	151	140
Amortization of capitalized interest	4	1
Distributed income of equity investees	58	47
Less:
Interest capitalized from continuing operations	(5)	(3)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	-	-
Income as adjusted	$640	$436

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$145	$135
Add:
Portion of rents representative of the interest factor Services	6	5
Fixed charges	$151	$140

Ratio of earnings to fixed charges	4.24	3.11